Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: McData Corporation
Commission File No.: 000-31257
Final Transcript
Thomson StreetEventssm
Conference Call Transcript
BRCD - Brocade Communications Systems, Inc. Analyst Meeting
Event Date/Time: Sep. 12. 2006 / 12:30PM ET

Final Transcript
Sep. 12. 2006 / 12:30PM ET, BRCD - Brocade Communications Systems, Inc. Analyst Meeting
PRESENTATION
Shirley Stacy - Brocade Communications Systems, Inc. - Director, IR
Good afternoon, everyone. We’re going to get started. So please take a seat. We want to keep to the time schedule; we’ve got a pretty tight schedule today and lots to cover. So thank you, I’m Shirley Stacy, Brocade Director of Investor Relations.
. . .
Before I begin, let me remind you that today’s presentation includes forward-looking statements regarding Brocade’s business outlook, the acquisition of McData and the financial and strategic benefits of the acquisition.
These statements are only predictions and are subject to risks and uncertainties. I encourage you to review the risks set forth in our SEC filings including our most recent form 10-K for the fiscal year ended October 29, 2005, and the 10-Q for the quarter ended July 29, 2006.
Brocade assumes no obligation to update these forward looking statements. Please also note the additional legal disclosure that is included in our slides.
. . .
Mike Klayko - Brocade Communications Systems, Inc. - CEO, President
Okay, in the interest of time, let’s go ahead and get started here again. Thanks for coming back and having the little diet desserts out there. So we’re going to now kind of switch gears a little bit. We’re going to talk a little bit about the acquisition, what we can say, and then Don’s going to follow me with some product rationalization and some of our philosophies there and then Richard will come up and give a summary of financials, not only quarterly financials, kind of looking into the next year and then what this would look like going forward.
So a couple of just highlights right now. You can see that these are the facts. Most of you know these facts already. We announced this on August 8th, stock for stock, fixed exchange ratio, 0.75 shares of Brocade for McDATA. We expect to close — I mean, we’re doing this with an expectation of closing as early as our first fiscal quarter of 2007.
We still have to go through the approval process between Brocade and McDATA shareholders and we have the regulatory review process yet to go through. And, as we’ve stated earlier, we believe the transaction is going to be accretive and we’re going to have annual synergies of approximately 100 million by the fourth quarter of combined operations. So nothing has changed since we began communicating that to you back in early August.
Now, what we have been able to do since then is go out and validate this now with customers, with OEMs, and then be able to start telling you more as a shareholder what we’re doing. From an end-user perspective, which has been really quite interesting, we spent a lot of time with not only our own customer base, but the predominant McDATA customer base.
And the feedback we’re getting right now is resounding, unanimous support. They like what we’re doing, for a variety of reasons. One is, you can see it really does protect the investment, that $20 billion that’s been invested. It allows protection of that investment. It allows us to take some of the overlapping areas that we currently have and put those resources back in and bring new solutions to market, because there’s a lot of issues that people are facing in this world, and we can bring new solutions to market in a much more rapid fashion. So the end users’ unanimous support right now.
We’ve also been able, I can tell you to talk to our OEM partners and get their feedback. We have, as you know, quite a few. McDATA has some of the same partners and, again, in a unanimous fashion, they all support this. They see the benefits for the customer. If it benefits the customer, they typically feel it’s going to benefit their operation also.

Final Transcript
Sep. 12. 2006 / 12:30PM ET, BRCD - Brocade Communications Systems, Inc. Analyst Meeting
But they also look at it as a way that we can drive faster innovation, provide more solutions to some of this combined solution set, what they’re bringing to market, and we can overall lower their cost from a qualification and so forth.
Ian showed you some slides earlier about how we have a process to improve qualification in a more timely manner. We can now apply that across the broader product portfolio. And then, finally, from a shareholder perspective, we really do believe it’s good for the customer, it’s good for the partners and it’s going to be very good for the shareholders.
We’re going to be more competitive. We have scale. Size matters in this business. we’re going to be able to scale this out. It’s going to be accretive in the short term, and then the ability to develop new solutions will allow us to even address broader markets and have new sources of revenue going forward. So this is one of these classic it wins for the customer, which is the most important. It wins through the OEM through the channel, and it’s going to win for our shareholders, so it’s a very, very good transaction that we’re hoping to close on shortly.
How, here’s a couple sample quotes that we’ve included in your package from partners, and we’ve got a quote from IBM and a quote from Net Apps, and we have quotes from a lot of other partners. Unfortunately, we just couldn’t print them in the package here.
But you can see, they are excited about this transaction going forward, and so we’ve put a couple of representative samples here. The second thing that we’ve done here is we’ve been able to go out and spend a lot of time with the industry analysts who follow our space, and they’re very supportive.
They can see the benefits for the customer. They can see the whole ecosystem in terms of how it benefits partners and customers and they realize its going to benefit our shareholders, also. So you can see, again, we have a sample of quotes here and there’s a whole litany of articles, that if you go to our website, you can see some of the things that endorse this transaction. And then, finally, the commitment to the customer. You’ve heard that over and over and over today, in all the presentations. We really do believe that if you listen to the customer and deliver what they’re asking for, it’s going to go ahead and be good for the customers and the shareholders.
With that, in your package again is a reprint of a letter that we wrote to the entire Brocade and McDATA installed base and published it in the Wall Street Journal today, not even here but in Asia and in Europe, defining our commitment. And this was to eliminate a lot of the [thud] that was being developed in the industry of what we were going to do and what we weren’t going to do. And how people develop this is they form their own conclusions and they tell their customer, and that causes some anxiety.
We eliminated all that anxiety. This is directly back from the customers of what questions they had, and what we decided to do was put a stake in the ground and publish that, and so we’ve done that. And that is available to you in the reprint here that’s also in the Wall Street. So that came out today.
So our philosophy that we’ve had from an integration standpoint is coming back, it was customers first. We went out, before we went out and talked to anybody inside of McDATA or our partners, we went out and talked to customers, and we asked them, what do you need? What do you think? What would you do? How do we best support you?
And Don’s going to come up a little bit and take some of those learnings that we’ve had and kind of define what we’re going to go ahead and do at the highest level early in the process yet. We haven’t gone through HSR yet, so because of that we have to stay within some guidelines here, but we’re going to kind of give you our philosophy there. But the philosophy is based on customers first — do not disrupt the customer.
The second is, one company, one culture. We are leading the integration. Brocade is leading the integration efforts. We have fantastic processes that’s going to allow us to drive some scale there. But we’re going to have one company and one face to the customer in solving those problems, and that’s been the philosophy we’ve had going forward.
You’ll see what we’re doing around simplification of the product lines and some of the offerings. We’ll give you kind of a view into the classes of products around services, around directors and around some other products. We’ll give you a view of the simplification, because there are a lot of complex problems out there, and you can solve them in many different matters, but you’ve got to be very precise. So it’s our intent to be very precise, very fast.
In fact, we think a last point about being fast and decisive, it’s our intent to have this all done and delivered in terms of everybody in the company — Brocade, McDATA, our partners and our customers, understand the product roadmap, understand where we’re going and understand the fate of where they’re going to end up participating in which function and group by the time we close this transaction.

Final Transcript
Sep. 12. 2006 / 12:30PM ET, BRCD - Brocade Communications Systems, Inc. Analyst Meeting
So we’re not going to let this go for a long period of time. It’s very, very clear that we need to be crisp on what our product roadmap looks like, as well as what everybody’s role is in the company.
So with that, I thought we’d start with a product view, and this is our product vision of where we want to take the company, but it’s also with the spice of what we’re going to do with the McDATA product line put in. So Don Jaworski is going to come up now and give you an update on that. And then we’ll follow that with Richard coming up and taking a look at the financials.
Don Jaworski - Brocade Communications - VP, Engineering
Good afternoon. I’m Don Jaworski and I manage the product development team, which is basically from concept, roadmap products to development, to quall, through the OEM process and so on. But, also, I have the opportunity to lead the product integration piece of the acquisition and integration team, so we’ll talk about that in the second half of the presentation.
. . .
Okay, so let’s talk about integration and acquisition. This is about integration planning. Philosophy, approach around planning. I’m not here to tell you a roadmap. I’m not here to tell you the answers yet, right? That’s at close.
Number one, we’ve heard a lot from customers. It’s almost every single day, one call, two calls, the sales team is great. They’ve been bringing those customers to the table and giving us the input and the feedback to be able to decide what paths we want to take. Second, you heard customers say in that end-user survey it’s all about reliability and availability.
Well, it’s about reliability and availability in their business, too. We’re not there to show up and say, we’re going to cause disruption in your business, access to those products they’ve been buying. That architecture they’ve chosen is very important to their business, sweeping the table, rip and replace, swap-out programs. That’s not going to work in that world.
Second, complicity and efficiency of development. You’ve heard us talk about single ASIC, derivative approach, single software base, right? We want to carry that same approach, that development efficiency forward as we go forward in the product roadmap of the future and the integration, converge on a single platform, which you’ll see here in a minute, in the 2008 next-generation technology refresh and so on, and drive our architecture to that convergence point.
But a lot of people are focusing on cost efficiencies and so on. There are a lot of synergies in this picture. Mainframe connectivity, FICON, mainframe distance connectivity, are synergistic between McDATA and Brocade, a huge opportunity for us.
Second, distance solutions. We both have a suite of distance packages and products and solutions, very complementary to each other. Management software, we’ve both made investments in management approaches from a software point of view that have been different and unique in those different approaches between the two companies and how we merge that together will be an opportunity for us and for the end user and the customer.
And even in our next-generation Director, which we’ll talk about in a minute, it’s not surprising, maybe a positive surprise, we’re both driving to the same picture. We are both driving to a similar architecture in terms of the goals we’re trying to solve, but we have some unique approaches to that drive, and I think there are some places where we can actually leverage the synergy there.
So, that’s the whole picture, pretty simple, customer is buying 48Ks, i10ks, 6140s, and they want to continue to buy those products, or really drive to a converged platform in the 2008 timeframe, the next technology refresh of the product line, that these three products and the underlying architecture of those products are maintained, supported. They can continue to buy them. These are the things they’ve counted on in their business. Back to that do not disrupt the customers’ business.
Interoperability is key, and we’ll talk about it in a little bit. But even interoperability in the future. I talked about an architecture in the future around scalability and performance, routing and even native interoperability. So that customer expects interoperability with our current network today and our next-generation architecture.

Final Transcript
Sep. 12. 2006 / 12:30PM ET, BRCD - Brocade Communications Systems, Inc. Analyst Meeting
But there’s some amount of time between now and that convergence point, and so let’s walk through each of those areas that are somewhat [inaudible] in that Wall Street Journal page. Ongoing product supply, interoperability, management, tools and services and technical support. Ongoing product supply.
The two important things are the 6140 and K access, as we continue to sell and support those products and 48K, and second, a combined product roadmap at close for us to go to the customer and lay out that roadmap, if you go to the industry and lay out the road map and show our customers how to get there, and show our customers the next-generation architecture.
Second, interoperability. So you’ve heard us talk about interoperability even before this acquisition. First, we have louder interoperability. We talked about 7500s and the Blades just a little while ago, Tom talked about it, interoperability with McDATA fabrics on the 7500 and the Blade that goes into a 48K.
Second, you heard Tom talk about a new software upgrade that essentially goes onto a Blade that lives inside of a server, our partner’s server. And that provides the customer the ability to connect to a Cisco, a McDATA or Brocade fabric. Third, as we get through close and we determine the roadmap and we can come back and announce, we plan to do native interoperability between Brocade/McDATA switches and Directors before we get to the convergence point. We believe that’s very important to our customers as we move forward.
Unified management tools. Tom earlier talked about a new SAN Health and a SAN Health Pro. SAN Health Pro. SAN Health already today works in McDATA fabrics. McDATA made an investment in something called EFCM, which already works in Brocade fabrics. We can leverage that underlying architecture. We can drive that forward and provide the customer a unified approach, whether they’re our Brocade classic customer, trying to manage the Brocade networks, or whether that’s a McDATA classic customer, managing the McDATA networks, right? Unified approach.
And even before we were doing the acquisition, moving from today’s architecture, 48K, 4-gig architecture, 4100s to 4900s and so on, we planned to provide the customer tools and services to non-disruptively protect their investment in that architecture and move forward to the next-generation architecture. That’s already the path we are taking. We plan to provide that same level of focus to provide the customers the ability to migrate from whether they are a 6140 customer, an i10k customer, or a 48K customer to that next generation architecture and next generation setup costs.
And, finally, and certainly not least, maybe almost as important as availability to the products, we plan to stand behind the customer commitment we’ve made from a support point of view. We’re both, McDATA and Brocade, very proud of our support organizations and our support capabilities, and we believe there are synergies there and we are going to stand behind supporting the products that both companies are shipping.
So, number one, no disruptions to the customer. The importance is keep the customer’s business running and not walk in and say we’re sweeping the floor, taking all those products out, swapping them out and so on. Number two, execution. It says no rip and replace, but for me, it’s execution.
Mike talked about it. We have a roadmap today. We’re driving to a next-generation architecture. We have an engineering team that’s very focused on efficiently shipping those products that are on the roadmap. We will continue to focus on delivery, we will continue to focus on our roadmap and ship that roadmap as we make our way through this integration process
Focused on the synergies, too, that provide some value to the end user and to the customer. And, third, come forward with a roadmap after close that provides some confidence and a look into the future so the customer realizes there is a future and there’s a path to the next generation, a commitment to their success. So thank you, and at that point, Richard is going to come up and do the financial overview.
Richard Deranleau - Brocade Communications - VP, Finance and CFO
. . .
So let’s take a minute and talk about the McDATA acquisition. So I’ve had a lot of conversations with investors and analysts over the last couple of months, and for us this really was a strategic transaction, because what it allows both companies to do is create the scale to operate and compete more effectively in the market against a much larger competitor.

Final Transcript
Sep. 12. 2006 / 12:30PM ET, BRCD - Brocade Communications Systems, Inc. Analyst Meeting
So both companies stand alone, a lot harder. The two companies together, you get the scale that Mike talked about earlier. And we picked up some tremendous assets, but the one I’d like to focus on right now is the installed base. What you’ve heard today is that customers just don’t go in and rip out the investments, this huge investment they have in both the SAN switches or the Directors, all of the training, all of the infrastructure. They just don’t do that.
So what you see with McDATA, what you saw with them is a very loyal installed base, and one that changed slowly over time. And so it creates, if you will, somewhat of an annuity to the incumbent vendor. When the transaction closes, we will be the incumbent vendor. You can see the commitments we’re making to our customers. So what that does for us is it changes the dynamic so that what the other competitor, the larger competitor, was doing is going in and trying to attack that installed base based on the assumption that the product roadmap wasn’t as strong as Brocade’s and Brocade’s stronger financial position.
All those issues are off the table now, so that asset, that installed base, tremendous value to that. When you look at the revenue and from a valuation point of view, we basically are picking up that annuity stream, if you will, of basically one times revenue, which I think you would agree would be a reasonable valuation. A couple of other things to think about in terms of the synergies. I’ll talk about that in a minute, but very comfortable that we’ll be able to get the 100 million annualized rate by the fourth quarter combined operations. We’ve said we expect to be in model, all year, after the close of the transaction and that it will be accretive in the fourth quarter of combined operations.
What I wanted to do here was to lay out the modeling assumptions that we took when we put the deal together. So basically what the first column does is it shows you the Street expectations for Brocade prior to the announcement, and the second column is Street expectations with regard to McDATA on the day before the announcement.
And if you were simply just to add across, this would be a pro forma of the two companies. What we tried to do then was to create for the investor base and the analysts a scenario, financial scenario, that says, hey, how much attrition in revenue could we get and still make this accretive. And so what we did was we came out and said we could absorb up to a 30% reduction in McDATA’s revenue and still have an accretive transaction.
Now this in no way was meant to imply that we expected to lose 30% of McDATA’s revenue. In fact, what you’ve heard today, and Tom referred to it as the stickiness of the customer, or the loyalty that the McDATA customers have shown in that installed base, we quite frankly are going to work extremely hard to avoid that.
But from a modeling or scenario point of view, we ran the scenario to say that we could have an accretive transaction with up to 30% of revenue attrition from McDATA. Then what we did was we laid in our assumptions about the synergies, and I’ll break this out a little bit more for you.
It was about $23 million that hits cost. And call it 77 million on operating expenses. So if you look at that relative, that represents about 6% of McDATA’s standalone cost of goods and represents roughly 26% of McDATA’s standalone operating expenses. So when you lay in these assumptions, you can see that from a financial modeling point of view, the deal would still be accretive with that $100 million, even if we had to absorb 30% revenue attrition from McDATA, and we have no intention of doing that.
So just a few seconds here to talk about Brocade and McDATA. When you look at the two companies, very similar companies. We basically developed the same products to sell to the same customers in the same way through the same partners. And because of that, there’s a large overlap because of our organizations.
Don talked about the synergies around the R&D development, where instead of two companies having to develop three new platforms, we have one company to develop one converged platform and then maintain the three Director platforms. And, as you would know, the maintenance of a platform versus the development of a new platform is radically different from a costing point of view.
Also think about sales, G&A is pretty obvious, and you think about supply chains. We have one supply chain, principally in Asia. They have two supply chains, principally in the United States, North America. So the ability to bring those down to one supply chain, principally in Asia, again, you can see there’s some compelling synergies.
So we’re very confident in the ability to get those 100 million. Stepping back for just a minute to the prior slide, since this time, since the announcement, the Street expectations for Brocade have gone up, Street expectations for McDATA have gone down. But when you take those on whole, I am still very comfortable that we will be able to meet our commitment of an accretive transaction in the fourth quarter of combined operations.

Final Transcript
Sep. 12. 2006 / 12:30PM ET, BRCD - Brocade Communications Systems, Inc. Analyst Meeting
Talked a little bit about this, but the next step for us is hopefully next week, but very shortly, we’ll be filing our proxy S-4. We will then go into the mode of a typical proxy timeline where we will be approaching the shareholder meetings. Once we have shareholder approval, then we will quickly close the transaction after that.
Okay, and then just from Brocade, from stepping back, what you heard today, very strong business, very good execution, very strong product capabilities and product position. We operate in mission-critical areas of the data center, providing valued services to our customers, leading technologies, leading products, competitive, sustainable advantages and strong financial statements.
So, again, thank you for your time. With that, I’ll turn it over to Mike.
. . .
Dan Renouard - Robert W. Baird & Co. - Analyst
Thanks, Dan Renouard from Baird. I guess my question is, you talk about McDATA and some of the supply chain things that you’re planning to do. Is there any structural reasons why the margins of McDATA couldn’t be in that 15 to 20% range, so that longer term, once you right size or figure out whatever McDATA is going to be as a part of the bigger Brocade, why your margin structure wouldn’t be higher?
Unidentified Company Representative
Yes, so the way I would look at it is, over time, as we transition into — I guess we have one focal point, which is the fourth quarter of combined operations. But fundamentally, what we’re also saying is ultimately we are going to bring them into our model, and as a combined company, we will be operating within model, which implies that we’re going to have to bring those gross margins up.
Mike Klayko - Brocade Communications Systems, Inc. - CEO, President
So let me just add one little sidebar there. The more we learn, the more we feel there are some opportunities, but we just don’t know enough at this point. We plan on being as transparent to customers, to partners and to shareholders as we can. And as we learn more, we’re going to go ahead and pass more on, but at this point we’re still in that learning stage, but there are some good indications right now, good, positive indications.
. . .
Unidentified Audience Member
Any thoughts you can share on the McDATA deal, why it ended up being all stock and there wasn’t maybe a cash component to the transaction?
Mike Klayko - Brocade Communications Systems, Inc. - CEO, President
Go ahead.
Richard Deranleau - Brocade Communications - VP, Finance and CFO
So the reality is, a deal has to get done. It takes a certain thing to get the deal done, and I don’t think it would be a surprise to say that we would have preferred to use cash, since we are a very liquid company.
However, I think McDATA insisted on an all-equity transaction. Why is that? Because they understood the compelling nature of the transaction, how we were going to be able to get to scale. So that’s what it took to get the deal done, and McDATA is a big believer in the transaction.
Mike Klayko - Brocade Communications Systems, Inc. - CEO, President

Final Transcript
Sep. 12. 2006 / 12:30PM ET, BRCD - Brocade Communications Systems, Inc. Analyst Meeting
Over here.
Sam Wilson - JMP Securities - Analyst
Sam Wilson from JMP Securities. A question on stock options. Where do you think dilution will come in this year in terms of stock option grants to employees? And then just your thought process on stock options with regards to assuming McDATA closes, do you think you’ll have to grant more options or above-average dilution next year as a method of employee retention. Do you think it will go down over time? Just what’s the thought process and maybe a little bit as you recommend to the board on where you think stock options in general should come in as a percentage of sales outstanding.
Richard Deranleau - Brocade Communications - VP, Finance and CFO
Sure. What we are trying to do, and we try to benchmark, and to be honest with you, the world is changing in the area of stock options. A lot of companies are reevaluating what they do. From a burn rate, we try to maintain a 4% burn rate for the company overall, relative to our capitalization. We have been reducing our overhang from an excess of 20 to below 20. When you look at what we need to do, there are no firm plans yet. We are developing those plans.
But, clearly, it’s important that we take the best and the brightest of McDATA, that intellectual property that’s in their heads and we retain them. And what we want to be able to do is do that in a fashion that creates as little dilution as possible.
Mike Klayko - Brocade Communications Systems, Inc. - CEO, President
Got a question from the right side.
Unidentified Audience Member
Dick, maybe you can give us a sense on the cash costs and the cash opportunities from the combined balance sheets, so about $100 million of savings. Is it going to cost you 25 to $40 million to realize that. And when you combine the two balance sheets, are there opportunities to pay for that through working capital or asset monetizations?
Richard Deranleau - Brocade Communications - VP, Finance and CFO
Sure. To be honest with you, we’re still in the process of coming up with the one-time cash charges. The typical things, severance, closing out contracts or redundant real estate, all of those things which create that, we aren’t quite there yet. As time goes on, obviously we’ll be able to share it more with you.
But what we would expect to do is, as you say, when you get the scale, the scale, our expectation is that the cash generation that we’ve been able to have should not be degraded at all by the transaction.
In fact, if you look at what McDATA did last quarter, I’m speaking from memory, but I think they generated something [near] to 19 million of cash. So they are generating cash from operations as well.
So I’m pretty comfortable that from a mid to long-term point of view, this is certainly going to be additive to our liquidity, not detract from it.
Mike Klayko - Brocade Communications Systems, Inc. - CEO, President
Next question?
We answered all of your questions in our presentation. Good, okay - one more here? Mark?

Final Transcript
Sep. 12. 2006 / 12:30PM ET, BRCD - Brocade Communications Systems, Inc. Analyst Meeting
This question goes to Ian as far as the CNT piece of the McDATA business definitely brought a lot of headaches to that management team. Obviously, you probably can’t tell us a lot, just given the deal is not closed in terms of McDATA-Brocade, but what have you been trying to contemplate as far as maybe ways to move forward a lot more efficiently than the McDATA CNT team did over the last 12 months.
Ian Whiting - Brocade Communications Systems, Inc. - VP, Sales
Well, I can comment on what I think the technology brings us. A lot of it is very complementary to what we have today, the kind of expansion I heard Don mention that. So that’s one area, both mainframe, SAN extension and IP SAN extension, two very important marketplaces where I think we see some real complementary technology.
From an execution point of view, I really can’t comment on how well they did it or didn’t do it, but I think you’ve heard today that we are uncovering more information every day. We know the people pretty well because we compete with them day in, day out, so we know where a lot of the skills and expertise reside. So we’re very hopeful that those people will be complementary to our current sales and marketing organization, to take those complementary technologies forward and drive that business very, very quickly. But that’s an execution issue.
Unidentified Company Representative
As you remember, before the acquisition of CNT by McDATA, CNT was our partner in the long-distance space, so we know those guys pretty well from a market development and joint selling standpoint. So I think it’s actually going to be pretty straightforward with those guys.
Ian Whiting - Brocade Communications Systems, Inc. - VP, Sales
That mainframe space is certainly one of I would say the assets that I see as very attractive for us, because we have to use this word sticky. That’s a very sticky marketplace. Customers don’t swap out their vendors very often in that world. So we are already present in that market. We have a very good footprint and share in the mainframe space. This is very additive to that, and certainly the largest accounts will be a tremendous asset to us.
Mike Klayko - Brocade Communications Systems, Inc. - CEO, President
Okay, we do have another question, in the back.
Unidentified Audience Member
[inaudible] Securities. I’m just curious of an accounting point of view. Have you done an analysis as to how much goodwill will be created by combining the two entities at this point?
Richard Deranleau - Brocade Communications - VP, Finance and CFO
Actually, we’re in the middle of that right now, the valuation analysis. As you know, we have to have that done in order to file our proxy. We’re hoping to have the proxy on file next week or shortly thereafter. So we are literally right in the middle of doing that, so unfortunately I don’t have an answer for you yet.
Unidentified Company Representative
One last question?
Mike Klayko - Brocade Communications Systems, Inc. - CEO, President
One last question, okay.

Final Transcript
Sep. 12. 2006 / 12:30PM ET, BRCD - Brocade Communications Systems, Inc. Analyst Meeting
Unidentified Audience Member
Another accounting question for Richard. In terms of the potential revenue attrition that you’re looking at, about how much of that is from deferred revenue writedowns?
Richard Deranleau - Brocade Communications - VP, Finance and CFO
That’s a good question that ties right back into the valuation, because you’re probably aware, the deferred revenue has to be brought over at fair value. When we look at the attrition on the revenue, I guess the way I would look at it is they, McDATA, have a certain small amount of revenue they get from reselling certain third-party products.
We need to make the determination of whether or not strategically that fits in with us and how it affects our financial model.
And if you look at what they say, I think they say they do, just from memory again, something in the range of 6% or 3%, something in that quadrant of revenue for those things. That’s the revenue I look at that we really need to consider whether we want it.
The rest of it, we’re going to fight extremely hard to keep every dime. Now, from a deferred revenue point of view, the services, the valuation will come in. That will determine what happens to the balance sheet, but in terms of go-forward revenue, we’re going to try to keep every dime of it.
Mike Klayko - Brocade Communications Systems, Inc. - CEO, President
Okay, so I think that’s all the questions. I want to thank you all for coming. As we get new information, it’s our commitment to you to provide you that information on a more real-time basis than on just a scheduled basis, such as our earnings call.
We’ll have another analyst meeting in the spring. There’s refreshments in the hallway. We’re going to move out into the hallway now and if you want to grab any of us out there to ask any additional questions, we’ll be there. Thanks for coming.
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CAUTIONARY STATEMENT
This transcript contains statements that are forward-looking in nature, including statements regarding the completion of Brocade’s proposed acquisition of McDATA, the expected benefits of the acquisition, the financial and operational results of the acquisition and the tax treatment of the acquisition. These statements are based on current expectations on the date of this transcript and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, the risk that transaction does not close, including the risk that required stockholder and regulatory approvals for the acquisition may not be obtained; the possibility that expected synergies and cost savings will not be obtained; the difficulty of integrating the business, operations and employees of the two companies; as well as developments in the market for storage area networking and related products and services. Certain of these and other risks are set forth in more detail in Item 1A of Part II of Brocade’s Quarterly Report on Form 10-Q for the quarter ended July 29, 2006 and in McDATA’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2006. Neither Brocade nor McDATA assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.
Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.
McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.